United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑                 Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐                 No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐                 No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐                 No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signature Page

Vale to develop a copper project in Zambia
Rio de Janeiro, August 27, 2010 — Vale S. A. (Vale) announces that its strategic 50:50 joint venture with African Rainbow Minerals Limited (ARM), a company listed on the Johannesburg Stock Exchange, will release the development of the Konkola North copper project in Zambia.
The project has an estimated capital expenditure of approximately US$ 400 million, and is expected to start up production in 2013 and to reach full capacity in 2015. Konkola North estimated nominal capacity is 45,000 metric tons per year of copper in concentrate, which will be toll smelted in Zambia.
The expected mine life is 28 years, including a three-year exploration program to evaluate area A, which has the potential to increase output to 100,000 metric tons per year of copper in concentrate from 2020 onwards. Initially, the South and East Limb mines will be developed, after which the deeper, higher grade and wider reef areas will be mined.
Our investment in Konkola North, located in the wealthy Zambian Copper Belt, will be leveraged by Vale ´s extensive track record in developing successful large-scale mining projects in tropical environments. The project development is consistent with our goal to become one of the largest copper producers in the world and it is expected to create significant shareholder value.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: August 27, 2010	By:	/s/ Roberto Castello Branco

Roberto Castello Branco Director of Investor Relations